February 5, 2018

Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	Summit Semiconductor, LLC

Draft Registration Statement on Form S-1

Submitted October 31, 2017

CIK No. 0001682149

Dear Ms. Ravitz:

This letter responds to the Staff’s comment letter dated November 27, 2017 relating to the above-captioned registration statement. For your convenience, we have restated the Staff’s comments and have provided the Company’s response below such comments.

General

1.	Your disclosure should readily highlight for investors the unique features presented by an offering of LLC units. Since ownership of LLC units provides investors with certain rights, opportunities and risks not present in typical common stock equity offerings, please revise to discuss the basic features of the LLC unit offering in the summary, risk factors and elsewhere as appropriate. Consider for example discussing (1) the fact that the origin of rights and obligations is typically contractual in nature, rather than statutory, and provides management with broad flexibility in setting and amending rights, (2) whether liquid markets develop at the same level as common equity offerings, and (3) implications of pass through tax treatment and possible related distributions, if any.

We converted to a corporation, effective December 31, 2017, and as such, revised the disclosures throughout the registration statement accordingly.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

As of the date of this response, we have not utilized any written communications nor has it yet authorized any other person to do so on its behalf to present to potential investors in reliance on Section 5(d).

Prospectus Cover Page

3.	Revise to include the underwriters warrant.

We have revised applicable disclosure on the cover page accordingly.

4.	Your cover page disclosure implies a firm commitment offering of securities. Disclosure on pages 54 and 59 suggests that selling shareholders will also offer securities, and that the underwriting is being conducted on a “best efforts” basis. Please revise your cover page or other disclosure for consistency.

The cover page has been revised accordingly to clarify that the underwriting is being conducted on a “best efforts.”

5.	We note your intent to list on the NASDAQ. Unless your shares have already been approved for a listing, revise to reflect the anticipatory nature of this statement.

We have revised the disclosure throughout the draft registration statement accordingly to reflect the anticipatory nature of the disclosure.

Overview, page 1

6.	We note several references to your web address and the web addresses of third parties throughout your disclosure. Please consult Release 33-7856 (footnote 41 and the related text) (April 28, 2000) regarding your obligations when using internet addresses in your submission, and revise as appropriate.

We have advised the printer not to hyperlink any URL addresses and further, for each URL address we added disclosure that the information contained in or accessible through such website is not part of the prospectus or the registration statement of which the prospectus forms a part, and is intended for informational purposes only, consistent with afore-referenced obligations pursuant to Release 33-7856.

7.	Tell us the basis upon which you chose the customers to highlight in your disclosure; avoid including customers based solely on name recognition.

The customers highlighted in our overview and throughout our registration statement were done so because: (a) they represent our most significant customers in terms of engineering coordination, significant projects, and existing order and revenue; and (b) they represent the most aggressive segment of our industry in driving the use of wireless audio. The fact that they represent well-known brand names is purely coincidental.

Our Technology, page 2

8.	We note your disclosure regarding your software development. Revise to disclose what steps remain before commercialization of this new technology, expected capital requirements and anticipated sources of those funds.

A prototype version of our software technology has been demonstrated to select customers (pursuant to confidentiality agreements) at the recent 2018 Consumer Electronics Show in Las Vegas, NV. We plan to use approximately $3M from the IPO to productize our intellectual property through continued invention and robust testing.

We have revised the disclosure accordingly.

WiSA Association, page 2

9.	Given that your subsidiary is responsible for certifying products are WiSA interoperable and comply with various tests, please highlight your relationship with the certifying body when you highlight your products’ WiSA compliance.

For products with a WiSA Certification, WiSA also creates, maintains and manages testing criteria and specifications for all products to be listed, marketed and sold. WiSA Certification is an industrywide “stamp of approval” certifying that a product is interoperable with other WiSA Certified products and has passed several high-performance tests ensuring low levels of latency, tight channel synchronization. As owners of WiSA, LLC, Summit certifies all WiSA products. Summit does not actually sell any WiSA-certified products; however, it does distribute the technology to enable products to meet the WiSA certification test specifications. Currently, WiSA Certified products are required to use Summit modules in order to meet the standards set by the association. As a result, WiSA members purchase modules from us in order to build their products.

We have revised the disclosure accordingly.

Dilution, page 27

10.	Revise the table on page 28 to disclose how the numbers and percentages may change upon exercise of outstanding warrants.

We have added disclosure that assuming an initial public offering price of $XX per share (the midpoint of the range), warrants could be exercised which would result in the increase to the pro forma as adjusted net tangible book value by approximately $XX per share. We have also added disclosure with respect to the amount of warrants that are outstanding.

Liquidity and Capital Resources, page 32

11.	Revise to clarify whether you will need to raise the amounts disclosed in the fourth paragraph after conducting this offering.

We revised the disclosure to state that assuming we raise at least a net of $7 million in the IPO, we will use the proceeds to pay for the amounts described in that paragraph. As such, we do not plan on raising additional capital to finance those items. In the event that we fail to raise such amount, we will need to raise additional capital.

What Makes Summit Unique, page 36

12.	Please provide additional data about your products’ low latency, synchronicity and high audio resolution. In an appropriate section, provide empirical data, if available, comparing your technology to competitive technologies in terms of the attributes you highlight as your competitive strengths and weaknesses.

We have added the additional information accordingly.

Certain Relationships and Related Person Transactions, page 49

13.	Please revise to discuss transactions involving the amounts that are specified in Regulation S-K Item 404(d)(1) or advise.

Jonathan Gazdak is a related party since he is the managing director of Alexander Capital, L.P.

(who is an underwriter for the IPO) and is on our board of directors. We have added disclosure that Alexander Capital, L.P. is acting as an underwriter for the IPO, and as such, is receiving underwriter discounts and commissions.

Preferred Membership Interest Units, page 55

14.	Revise to disclose the portion of your authorized capital that your board may designate as preferred membership interest units. Also, provide us your analysis of whether there is a material risk that your board may designate and issue preferred units with rights and preferences that would materially impact this offering’s investors.

Given the conversion from a limited liability company to a stock corporation and the addition of blank check preferred, we have revised the disclosure to reflect the new capital structure. We have also added disclosure that any current outstanding preferred stock will be converted to common stock upon completion of the IPO and any future issuances of preferred stock will dilute the investors in the IPO.

Choice of Forum, page 56

15.	Revise to clarify your disclosure in this section. If your organizing documents contain provisions limiting the forum where unitholders can bring actions against you, please add appropriate risk factor disclosure.

We have revised the disclosure accordingly and added an appropriate risk factor.

Material U.S. Federal Income Tax Considerations, page 58

16.	Tell us whether you intend to file a tax opinion and if not, explain the basis for not doing so.

We respectfully believe that Form S-1 does not require the inclusion of a section addressing the tax consequences of acquiring, owning or disposing of an issuer’s securities. Notwithstanding this, the Company determined to include a general summary of the material United States federal income tax consequences in the Registration Statement in order to provide additional information to investors. However, such section of the Registration Statement does not include any representations as to the tax consequences to investors in the offering; rather, it provides general disclosure related to the tax treatment of acquiring, holding and disposing of the Company’s securities. Item 601(b)(8) of Regulation S-K requires that a tax opinion be filed as an exhibit to a registration statement only if a representation as to tax consequences is set forth in the registration statement. The tax section included in the Registration Statement does not provide any representations as to tax consequences. Accordingly, we respectfully believe that no tax opinion is required.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-2

17.	Please disclose the liquidation preference of your preferred stock, as described on page F-21, on the face of the Consolidated Balance Sheet. Refer to ASC 505-10-50-4.

We have disclosed the liquidation preference of the preferred stock on the face of the Consolidated Balance Sheet on page F-3.

Notes to Consolidated Financial Statements

Note 7 – Preferred Units and Members’ Deficit, page F-21

18.	Please explain to us why the liquidation preference requires the preferred units to be presented outside of members’ deficit. Refer to Rule 5-02.27 of Regulation S-X.

The preferred units are presented outside of the members’ deficit because in the event of a change in control of the Company, the holders of the preferred units would be entitled to receive a distribution of the legally available assets of the Company. In accordance with Rule 5-02.27(a)(3) of Regulation S-X, a change in control of a company is considered an event that is not solely within the control of such company.

Common Units, page F-21

19.	Please tell us the maximum number of common units that are authorized, and how this differs from common units that are issued and outstanding.

Subsequent to the conversion from a limited liability company to a corporation, the Company now has 200,000,000 shares of common stock authorized, and 20,000,000 shares of blank check preferred stock authorized. Prior to the conversion, there were 5,122,221 units authorized and outstanding, as disclosed on the face of the consolidated balance sheet on page F-3.

Warrants for Common Units, page F-22

20.	Please tell us why the warrants issued with the Series C and D Convertible Notes are recognized as liabilities. Include the terms of these warrants and the authoritative guidance as part of your response.

The warrants issued with the Series C and Series D Convertible Notes are recognized as liabilities as they contain price protection rights which qualify as a variable number of shares at settlement in accordance with ASC 480-10-25-14. If the Company issues units at a price per share less than the exercise price then in effect or without consideration, then the exercise price of the warrants will be adjusted as specified in the warrant agreement. We have revised the disclosures on page F-24 to include such information.

Note 8 – Commitments and Contingencies

Other Commitments, page F-24

21.	We note your discussion of the Carve-Out Plan on pages F-21 and F-24. Please revise the filing to disclose how any amounts payable under this plan will be recognized for accounting purposes.

We have revised the disclosure on page F-26 to disclose that any amounts payable under this plan will be recognized as compensation in the consolidated statement of operations during the period the Company becomes obligated to make such payments.

Item 15. Recent Sales of Unregistered Securities, page II-2

22.	Revise to provide the disclosure required by Regulation S-K Item 701.

We have added the required disclosure.

Item 16. Exhibits and Financial Statement Schedules, page II-3

23.	Revise to disclose the exhibits you have filed and intend to file with the registration statement.

We revised the exhibit table accordingly.

If you have any questions regarding our responses, please contact David E. Danovitch at 212-603-6300 or ded@robinsonbrog.com.

Sincerely,

/s/ Brett Moyer
Chief Executive Officer